FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                  May 02, 2008

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: May 02, 2008
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary






Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.



1.  Name of the issuer                                2.  State whether the notification relates to (i) a
                                                          transaction notified in accordance with DTR 3.1.2
                                                          R,
    SMITH & NEPHEW PLC
                                                          (ii) a disclosure made in accordance LR 9.8.6R(1)
                                                          or

                                                          (iii) a disclosure made in accordance with
                                                          section 793 of the Companies Act (2006).

                                                          (i)

3.  Name of person discharging managerial             4.  State whether notification relates to a person
    responsibilities/director                             connected with a person discharging managerial
                                                          responsibilities/director named in 3 and identify
                                                          the connected person
    MARK AUGUSTI

                                                          N/A

5.  Indicate whether the notification is in respect   6.  Description of shares (including class),
    of a holding of the person referred to in 3 or 4      debentures or derivatives or financial
    above or in respect of a nonbeneficial                instruments relating to shares
    interest 1

    MARK AUGUSTI                                          AMERICAN DEPOSITARY SHARES

7.  Name of registered shareholders(s) and, if more   8.  State the nature of the transaction
    than one, the number of shares held by each of
    them

    BANK OF NEW YORK
                                                          PURCHASE OF ADS UNDER US EMPLOYEE STOCK PURCHASE
                                                          PLAN

9.  Number of shares, debentures or financial         10. Percentage of issued class acquired (treasury
    instruments relating to shares acquired               shares of that class should not be taken into
                                                          account when calculating percentage)

                                                          N/A

    108

11. Number of shares, debentures or financial         12. Percentage of issued class disposed (treasury
    instruments relating to shares disposed               shares of that class should not be taken into
                                                          account when calculating percentage)

                                                          LESS THAN 0.01%

    N/A


13. Price per share or value of transaction           14. Date and place of transaction

    US$48.81 PER ADS                                      31 MARCH 2008

15. Total holding following notification and total    16. Date issuer informed of transaction
    percentage holding following notification (any
    treasury shares should not be taken into account
    when calculating percentage)

    1,982 ADS

                                                          30 APRIL 2008


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.  Date of grant                             18.   Period during which or date on which
                                                     exercisable

                                                     N/A
     N/A

19.  Total amount paid (if any) for grant of   20.   Description of shares or debentures
     the option                                      involved (class and number)

     N/A                                             N/A

21.  Exercise price (if fixed at time of       22.   Total number of shares or debentures over
     grant) or indication that price is to           which options held following notification
     be fixed at the time of exercise

                                                     N/A
     N/A


23.  Any additional information                  24.   Name of contact and telephone number for
                                                       queries

     1 ADS = 5 ORDINARY SHARES OF US$0.20 EACH
                                                       GEMMA PARSONS
                                                       ASSISTANT COMPANY SECRETARY
                                                       020 7960 2228

Name of authorised official of issuer responsible for making notification

GEMMA PARSONS

ASSISTANT COMPANY SECRETARY

Date of notification __2 May 2008______







Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.


(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

